UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Beasley Broadcast Group Inc.
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                                (Name of Issuer)

                                 Class A common
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                         (Title of Class of Securities)

                                   074014101
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                                 (CUSIP Number)

                                 JIM KORN, ESQ.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                  952-249-5538
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 30, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box. [ ]

CUSIP No. 074014101

================================================================================
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Deephaven Capital Management LLC
        41-1908497
================================================================================
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) N/A
        (b) N/A
================================================================================
3.      SEC Use Only

================================================================================
4.      Source of Funds
        WC
================================================================================
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
================================================================================
6.      Citizenship or Place of Organization
        Delaware
================================================================================
                7.      Sole Voting Power
                        1,547,723
Number of     ==================================================================
Shares          8.      Shared Voting Power
Beneficially            0
Owned by      ==================================================================
Each            9.      Sole Dispositive Power
Reporting               1,547,723
Person With   ==================================================================
                10.     Shared Dispositive Power
                        0
================================================================================
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,547,723
================================================================================
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        N/A
================================================================================
13.     Percent of Class Represented by Amount in Row (11)
        20.79%%
================================================================================
14.     Type of Reporting Person
        00
================================================================================

Item 1. Security and Issuer

        Common Stock Class A

        Beasley Broadcast Group Inc.
        3033 RIVIERA DRIVE
        SUITE 200
        NAPLES FL 34103

Item 2.
(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC  is  an
     unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3.

The source of funding for the purchase of these Shares was general working capital.

Item 4. Purpose of Transaction.

Deephaven Capital Management LLC acquired the Shares believing them to be undervalued.

Deephaven Capital Management LLC reserves the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrant may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise. Registrant may seek to participate in, and influence the outcome of, any proxy solicitation and the bidding process involving the Issuer, as a bidder or otherwise.

Item 5. Interest in Securities of Issuer

(a) Deephaven Capital Management LLC is the beneficial owner of 1,547,723 shares of Beasley common stock, which constitutes 20.79% of total shares outstanding.

(b) Deephaven Capital Management LLC has sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of the 1,547,723 shares.

(c) Deephaven Capital Management LLC effected the following transactions in the open market in the last 60 days:

Trade Date    Transaction Type    Quantity    Price
    2/11/2005 Buy                 3,510       16.90
    2/11/2005 Buy                   990       16.90
    2/14/2005 Buy                 5,070       16.85
    2/14/2005 Buy                 1,430       16.85
    2/15/2005 Buy                 1,460       16.74
    2/15/2005 Buy                 5,175       16.74
    2/16/2005 Buy                   717       16.68
    2/16/2005 Buy                   202       16.68
    2/17/2005 Buy                 5,838       16.90
    2/17/2005 Buy                 1,647       16.90
    2/18/2005 Buy                 1,401       17.04
    2/18/2005 Buy                 4,968       17.04
    2/22/2005 Buy                 9,377       16.84
    2/22/2005 Buy                 2,645       16.84
    2/23/2005 Buy                 2,590       16.64
    2/23/2005 Buy                   730       16.64
    2/24/2005 Buy                   604       16.56
    2/24/2005 Buy                 2,141       16.56
    2/25/2005 Buy                12,480       16.42
    2/25/2005 Buy                 3,520       16.42
    2/28/2005 Buy                15,134       16.40
    2/28/2005 Buy                 4,268       16.40
     3/1/2005 Buy                   286       17.36
     3/1/2005 Buy                 1,014       17.36
     3/2/2005 Buy                11,349       17.27
     3/2/2005 Buy                 3,201       17.27
     3/3/2005 Buy                 5,374       17.53
     3/3/2005 Buy                 1,516       17.53
     3/4/2005 Buy                 2,398       17.71
     3/4/2005 Buy                 8,502       17.71
     3/7/2005 Buy                   525       17.83
     3/7/2005 Buy                 1,863       17.83
     3/8/2005 Buy                 1,832       17.94
     3/8/2005 Buy                   458       17.94
     3/9/2005 Buy                   312       18.08
     3/9/2005 Buy                    88       18.08
    3/10/2005 Buy                 1,193       18.03
    3/10/2005 Buy                   337       18.03
    3/11/2005 Buy                   475       17.95
    3/11/2005 Buy                 1,686       17.95
    3/14/2005 Buy                   312       18.12
    3/14/2005 Buy                    88       18.12
    3/15/2005 Buy                   880       17.56
    3/15/2005 Buy                 3,120       17.56
    3/16/2005 Buy                 1,716       17.10
    3/16/2005 Buy                   484       17.10
    3/17/2005 Buy                 5,773       17.24
    3/17/2005 Buy                20,470       17.24
    3/18/2005 Buy                 1,261       17.29
    3/18/2005 Buy                 4,469       17.29
    3/21/2005 Buy                   466       17.47
    3/21/2005 Buy                 1,650       17.47
    3/22/2005 Buy                 1,245       17.61
    3/22/2005 Buy                 4,416       17.61
    3/23/2005 Buy                 1,643       17.60
    3/23/2005 Buy                   463       17.60
    3/24/2005 Buy                 1,122       17.68
    3/24/2005 Buy                 3,978       17.68
    3/28/2005 Buy                 2,363       17.78
    3/28/2005 Buy                 9,452       17.78
    3/29/2005 Buy                 1,100       17.74
    3/29/2005 Buy                 3,900       17.74
    3/30/2005 Buy                 8,658       17.71
    3/30/2005 Buy                 2,442       17.71
    3/31/2005 Buy                   954       17.75
    3/31/2005 Buy                 3,384       17.75
     4/1/2005 Buy                 2,505       17.73
     4/1/2005 Buy                 8,880       17.73
     4/4/2005 Buy                   411       17.76
     4/4/2005 Buy                 1,455       17.76
     4/5/2005 Buy                   864       17.76
     4/5/2005 Buy                   244       17.76
     4/8/2005 Buy                   528       17.31
     4/8/2005 Buy                 1,872       17.31
    4/11/2005 Buy                   132       17.19
    4/11/2005 Buy                   468       17.19
    4/12/2005 Buy                   264       16.83
    4/12/2005 Buy                   936       16.83

(d) N/A
(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
April 18, 2005



Signature
/s/ Jim Korn, Chief Legal Officer